UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

21 January 2025

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,

VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: ☐ Yes ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

21 January 2025

Operational review for the half year ended 31 December 2024

Strong underlying operational performance, with copper production up 10%

“BHP delivered safe and reliable performance in the first half. Our flagship copper, iron ore and steelmaking coal assets delivered particularly strong production in the period. Copper volumes rose 10%, with Escondida achieving a 10-year production record, more than offsetting the impact of a weather-related power outage at Copper SA. WAIO shipped record half-year tonnes through the port, enabled by supply chain improvements following the completion of major debottlenecking at the port. Steelmaking coal tonnes from the BMA operations were up 14%.

We made further progress on our growth pathways in future facing commodities. In January, we completed the formation of Vicuña Corp. with Lundin Mining to advance the Filo del Sol and Josemaria projects in Argentina, which we consider to be one of the most significant global copper discoveries in decades. In Canada, our Jansen Stage 1 potash project is now 63% complete, with first production scheduled for late 2026, and we continue to execute Stage 2 in parallel.

In Brazil, Samarco, BHP Brasil and Vale signed a comprehensive settlement agreement with the Brazilian government and public authorities for the Samarco Fundão dam failure, reflecting BHP Brasil’s commitment to support the people, communities and environment affected by the tragedy. Our WA Nickel operations were safely transitioned into a period of temporary suspension, with many employees moving into roles to support this phase or within other parts of BHP.

We are well positioned to continue strong momentum into the second half with a number of assets now expected to deliver production in the upper half of their respective ranges, while maintaining tight cost control. BHP is in good shape and we have a clear pathway for growth.”

Mike Henry BHP Chief Executive Officer
Summary

Operational excellence	Guidance

Strong performance, Escondida up 22%	Executing to plan

Group copper production increased 10%, driven by a 22% increase at Escondida.	We are on track to deliver production in the upper half of theFY25 guidance range at WAIO, BMA and NSWEC, as is Samarco. FY25 production guidance at all assets remains unchanged, with the exception of Copper SA, which has been lowered due to the impacts from the weather-related power outage.

Strong underlying performance at all other assets, including at WAIO, where recent completion of the Port Debottlenecking Project (PDP1) has unlocked greater throughput, and at BMA where production increased 14% (excluding production from the now divested Blackwater and Daunia mines).

We maintain sector leading cost discipline and remain on track to deliver FY25 unit cost guidance across all assets.

Growth	Social value

Clear pathways for copper growth	Decarbonising our assets and value chain

In January 2025, we completed the formation of Vicuña Corp., a 50/50 joint venture with Lundin Mining to develop the Filo del Sol and Josemaria copper projects. BHP’s total cash completion payment was US$2.0 bn.

At our 2024 AGM, we received a 92% vote in favour of our second Climate Transition Action Plan (CTAP). We are taking action to decarbonise our operated assets and to support decarbonisation in our value chain, including the opening of the Port Hedland solar and battery project to provide renewable power to WAIO’s port facility and announcing the site preferred for development of Australia’s largest ironmaking electric smelting furnace (ESF) pilot plant.
In November 2024, we outlined our attractive organic copper growth pipeline at our Chilean copper site tour, with low capital intensity options in both concentrator and leaching pathways.

Production	Quarter performance			YTD performance		FY25 guidance

	Q2 FY25	v Q1 FY25	v Q2 FY24	HY25	v HY24	Previous		Current

Copper (kt)	510.7	7%	17%	987.0	10%	1,845 – 2,045		1,845 – 2,045

Escondida (kt)	339.8	12%	33%	644.0	22%	1,180 – 1,300		1,180 – 1,300	Unchanged

Pampa Norte (kt)[i]	66.2	10%	11%	126.3	(9%)	240 – 270	[i]	240 – 270i	Unchanged

Copper South Australia (kt)	71.2	(3%)	(13%)	144.6	(6%)	310 – 340		300 – 325	Lowered

Antamina (kt)	30.5	(16%)	(22%)	66.8	(7%)	115 – 135		115 – 135	Unchanged

Carajás (kt)	3.0	30%	67%	5.3	77%	-		-	-

Iron ore (Mt)	66.2	2%	1%	130.9	1%	255 – 265.5		255 – 265.5

WAIO (Mt)	64.8	2%	0%	128.1	1%	250 – 260		250 – 260	Upper half

WAIO (100% basis) (Mt)	73.1	2%	1%	144.7	2%	282 – 294		282 – 294	Upper half

Samarco (Mt)	1.5	14%	13%	2.8	9%	5 – 5.5		5 – 5.5	Upper half

Steelmaking coal – BMA (Mt)ii	4.4	(2%)	(23%)	8.9	(21%)	16.5 – 19		16.5 – 19

BMA (100% basis) (Mt)ii	8.9	(2%)	(23%)	17.9	(21%)	33 – 38		33 – 38	Upper half

Energy coal – NSWEC (Mt)	3.7	1%	(4%)	7.4	(1%)	13 – 15		13 – 15	Upper half

Nickel – Western Australia Nickel (kt)iii	8.0	(59%)	(59%)	27.6	(31%)	-		-	-

i

HY24 includes 11 kt from Cerro Colorado which entered temporary care and maintenance in December 2023. Excluding these volumes, HY25 production decreased 1%. Production guidance for FY25 is for Spence only. Refer to copper and the production and sales report for further information.

ii

HY24 production includes 3.5 Mt (6.9 Mt on a 100% basis) from the Blackwater and Daunia mines which were divested on 2 April 2024. Excluding these volumes, HY25 production increased 14%. Refer to steelmaking coal and the production and sales report for further information.

iii	WA Nickel ramped down and entered temporary suspension in December 2024. Refer to nickel and the production and sales report for further information.

BHP | Operational review for the half year ended 31 December 2024

Summary of disclosures

BHP expects its financial results for the first half of FY25 (HY25) to reflect certain items summarised in the table below. The table does not provide a comprehensive list of all items impacting the period. The financial statements are the subject of ongoing work that will not be finalised until the release of the financial results on 18 February 2025. Accordingly, the information in the table below contains preliminary information that is subject to update and finalisation.

Description	HY25 impact[i] (US$M)		Classificationii

Unit costs (at guidance FX)

At HY25, unit costs at Escondida, Spence and WAIO are expected to be within their respective guidance ranges. Unit costs at Copper SA and BMA are expected to be higher than their respective guidance ranges predominantly due to the weather-related power outage, and the longwall move and maintenance activity in HY25 respectively	-		Operating costs

For FY25, unit cost guidance for all assets remains unchanged, with Copper SA now expected to be in the upper half of its range	-		Operating costs

Average realised exchange rates for HY25 of AUD/USD 0.66 (guidance rate AUD/USD 0.66) and USD/CLP 947 (guidance rate USD/CLP 842)	-

Income statement

Impact of the weather-related power outage on Copper SA	~150		i EBITDA

Negative EBITDA for WA Nickel	~300		i EBITDA

The Group’s adjusted effective tax rate for HY25 is expected to be within the guidance range of 33 – 38%	-		Taxation expense

Cash flow statement

Working capital movements	150 – 250		i Operating cash flow

Net cash tax paid	3,400 – 3,500		i Operating cash flow

Dividends received from equity-accounted investments	~230		h Operating cash flow

Impact of BHP Brasil’s obligations relating to the Samarco dam failure	637		i Investing cash flow

Final consideration from the divestment of BMC completed in FY22	150		h Investing cash flow

Final consideration in relation to the sale of a 15% interest in Western Ridge at WAIO in FY22	134		h Investing cash flow

Dividends paid to non-controlling interests	~1,100		i Financing cash flow

Payment of the H2 FY24 dividend	~3,900		i Financing cash flow

Balance sheet

The Group’s net debt balance as at 31 December 2024 is expected to be between US$11.5 and US$12.5 bn. Following the execution of the final Samarco Settlement Agreement, the Group’s balance sheet will be impacted by the associated cash payments. See iron ore section for further information on Samarco. For FY25, the Group’s net debt balance is expected to increase to around the top end of the net debt target range of US$5 to US$15 bn following completion of the Vicuña transaction and payment of the H2 Samarco settlement obligations	-		Net debt

Exceptional items

Financial impact of the Samarco dam failure	Refer footnote	iii	Exceptional item

Costs associated with WA Nickel transitioning into temporary suspension	300 – 350		Exceptional item

i	Numbers are not tax effected, unless otherwise noted.

ii	There will be a corresponding balance sheet, cash flow and/or income statement impact as relevant, unless otherwise noted.

iii	Financial impact is the subject of ongoing work and is not yet finalised. See iron ore section for further information on Samarco operations.

BHP | Operational review for the half year ended 31 December 2024

Segment and asset performance | FY25 YTD v FY24 YTD

Further information in Appendix 1 Detailed production and sales information for all operations in Appendix 2

Copper

Production 987 kt 10% HY24 894 kt FY25e 1,845 – 2,045 kt Average realised price US$3.99/lb 9% HY24 US$3.66/lb

Total copper production increased 10% to 987 kt. Copper production guidance for FY25 remains unchanged at between 1,845 and 2,045 kt.

Escondida 644 kt 22% (100% basis)

Escondida achieved a 10-year production record in HY25, primarily due to higher concentrator feed grade of 1.03% (HY24: 0.81%) and higher recoveries as mining progressed into areas of higher-grade ore as planned. This was partially offset by planned lower cathode production, as the integration of the Full SaL project continued. The project remains on track for first production later in FY25.

Production guidance for FY25 remains unchanged at between 1,180 and 1,300 kt. Concentrator feed grade for FY25 is expected to remain above 0.90%.

Pampa Norte 126 kt 9%

Pampa Norte consists of Spence and Cerro Colorado. Cerro Colorado remains in temporary care and maintenance having contributed 11 kt in HY24.

Spence production decreased 1% in line with lower cathode production. Concentrator feed grade was in line with the prior period and recoveries continue to improve.

Production guidance for FY25 for Spence remains unchanged at between 240 and 270 kt.

Copper South Australia 145 kt 6%

Strong underlying performance in Q1 was followed by a two-week weather-related power outage due to a significant storm at the beginning of Q2. The integrity of all major infrastructure was maintained at Olympic Dam during the outage. Ramp up after the outage was achieved safely over the subsequent two weeks, and since then performance has been strong with 30 kt of copper production achieved across Copper SA in December.

Carrapateena continues to perform well, with higher productivity from the sub-level cave enabled by Crusher 2. Production was lower at Prominent Hill due to the impacts of the minor pit geotechnical instability and ventilation constraints in Q1, which was partially offset by inventory drawdowns.

Production guidance for FY25 has been revised down to between 300 and 325 kt as a result of the impacts from the weather-related power outage.

Other copper

At Antamina, copper production decreased 7% to 67 kt reflecting planned lower concentrator throughput and a slight decline in ore grade. Zinc production was 39% lower at 42 kt, as a result of planned lower feed grades and throughput.

For FY25, at Antamina, copper production guidance of between 115 and 135 kt and zinc production guidance of between 90 and 110 kt remain unchanged.

Carajás produced 5.3 kt of copper and 4.0 troy koz of gold.

BHP | Operational review for the half year ended 31 December 2024

Iron ore

Production 131 Mt 1% HY24 129 Mt FY25e 255 – 265.5 Mt Average realised price US$81.11/wmt 22% HY24 US$103.70/wmt

Iron ore production increased 1% to 131 Mt. Production guidance for FY25 remains unchanged at between 255 and 265.5 Mt.

WAIO 128 Mt 1% | 145 Mt (100% basis)

Production increased as a result of continued strong supply chain performance with record volumes delivered from the Central Pilbara hub (South Flank and Mining Area C) following the completion of the ramp up of South Flank in FY24 and a 9% increase in productive movement across the asset. In addition, PDP1 which was delivered in CY24, has unlocked improved car dumper cycle times and ship loader performance. This was partially offset by the planned increase in tie-in activity of the multi-year Rail Technology Program (RTP1) and wet weather in December.

Production guidance for FY25 remains unchanged at between 250 and 260 Mt (282 and 294 Mt on a 100% basis), with production now expected to be in the upper half of the range.

Samarco 2.8 Mt 9% | 5.5 Mt (100% basis)

Production increased in line with the resumption of latent pelletising plant capacity and restart of the second concentrator in December, ahead of schedule. This will increase production capacity to ~16 Mtpa of pellets (100% basis) once fully ramped up, which is expected by early FY26. Production guidance for FY25 remains unchanged at between 5 and 5.5 Mt, with production now expected to be in the upper half of the range.

On 25 October 2024, BHP announced an agreement between the Federal Government of Brazil, the State of Minas Gerais, the State of Espírito Santo, the public prosecutors and public defenders (Public Authorities) and Samarco, BHP Brasil and Vale (Agreement). The Agreement delivers a full and final settlement of the Framework Agreement obligations, the Federal Public Prosecution Office civil claim and other claims by the Public Authorities relating to the dam failure[1]. The Agreement was ratified by the Supreme Court of Brazil in Brasilia on 6 November 2024.

The Agreement creates separate ‘Obligation to Pay’ and ‘Obligations to Perform’ for BHP Brasil. As announced on 25 October 2024, the cash impact of the Obligation to Pay was expected to be ~R$11.0 bn in FY25, ~R$7.0 bn in FY26 and ~R$5.0 bn in FY27 (100% basis). The Obligations to Perform were expected to be ~R$6.6 bn in FY25, ~R$14.7 bn in FY26 and ~R$3.1 bn in FY27 (100% basis)[2]. The cash impact of the obligations relating to the Samarco dam failure was US$637 m in HY25[3]. The HY25 financial impacts associated with the Agreement are the subject of ongoing work that will not be finalised until the release of the financial results on 18 February 2025.

Coal Steelmaking coal
Production 8.9 Mt 21% HY24 11.3 Mt FY25e 16.5 – 19 Mt Average realised price US$206.37/t 23% HY24 US$266.43/t

BMA 8.9 Mt 21% | 17.9 Mt (100% basis)

Production increased 14% (excluding 3.5 Mt in HY24 from the now divested Blackwater and Daunia mines) underpinned by improved strip ratios and increased prime stripping as a result of an uplift in truck productivity. This was partially offset by slower production rates at Broadmeadow following the longwall move due to geotechnical characteristics as well as the planned increase in raw coal inventory to improve the stability of the value chain.

Production guidance for FY25 remains unchanged at between 16.5 and 19 Mt (33 and 38 Mt on a 100% basis), with production now expected to be in the upper half of the range. We remain focused on restoring value chain stability, in particular building raw coal inventory, which will continue into CY26.

1

Under the final settlement agreement, Samarco is the primary obligor for the settlement obligations and BHP Brasil and Vale are each secondary obligors of any obligation that Samarco cannot fund or perform in proportion to their shareholding at the time of the dam failure, which is 50% each.

2

All financial obligations are presented on a real, undiscounted basis and will accrue inflation at IPCA inflation rate. Payments will be made in Brazilian Reais. The FY25 scheduled Obligation to Pay payment will include CY24 and CY25 instalments.

3	Calculated based on actual transactional (historical) exchange rates.

BHP | Operational review for the half year ended 31 December 2024

Energy coal
Production 7.4 Mt 1% HY24 7.5 Mt FY25e 13 – 15 Mt Average realised price US$124.42/t 1% HY24 US$123.29/t

NSWEC 7.4 Mt 1%

Production was broadly in line despite a higher proportion of washed coal. Inventory was drawn down to offset the impacts of reduced truck availability and unfavourable weather conditions.

Production guidance for FY25 remains unchanged at between 13 and 15 Mt, with production now expected to be in the upper half of the range.

We still expect an outcome from the NSW Government in Q3 FY25 regarding the modification to extend the mining consent to 30 June 2030.

Group & Unallocated

Nickel

Production	Western Australia Nickel 28 kt 31%

28 kt 31% HY24 40 kt Average realised price US$16,386/t 12% HY24 US$18,602/t

Production decreased significantly as expected, as we successfully transitioned the Nickel West supply chain (and West Musgrave project) into temporary suspension in line with schedule. Production outcomes benefited from the drawdown of inventory to realise additional value.

We expect costs to be elevated in HY25, as a result of operational and ramp down activities combined with the drawdown of inventory as the operations transitioned to temporary suspension.

We have redeployed over 800 employees, with the majority moving to roles across the Australian operations. BHP intends to review the decision to temporarily suspend Western Australia Nickel by February 2027.

No production guidance has been provided for FY25.

Quarterly performance | Q2 FY25 v Q1 FY25

Copper		Iron ore
511 kt 7% Q1 FY25 476 kt	Higher production at Escondida and Spence due to higher grades and mine sequencing, partially offset by lower volumes at Copper SA due to a weather-related power outage impacting Olympic Dam.	66 Mt 2% Q1 FY25 65 Mt	Higher production at WAIO as a result of strong supply chain performance, partially offset by significant wet weather.
Steelmaking coal		Energy coal
4.4 Mt 2% Q1 FY25 4.5 Mt	Lower production due to significant wet weather and the longwall move at Broadmeadow, partially offset by inventory drawdown.	3.7 Mt 1% Q1 FY25 3.7 Mt	Higher production due to higher wash plant feed, partially offset by lower yield.
Nickel
8.0 kt 59% Q1 FY25 19.6 kt	Inventory was drawn down as operations transitioned into temporary suspension as planned.

BHP | Operational review for the half year ended 31 December 2024

Appendix 1

Average realised pricesi

	Quarter performance			YTD performance
	Q2 FY25	v Q1 FY25	v Q2 FY24	HY25	v HY24
Copper (US$/lb)ii, iii, iv	3.73	(12%)	1%	3.99	9%
Iron ore (US$/wmt, FOB)[v]	82.11	3%	(25%)	81.11	(22%)
Steelmaking coal (US$/t)vi, vii	198.65	(8%)	(32%)	206.37	(23%)
Thermal coal (US$/t)viii	124.52	0%	3%	124.42	1%
Nickel metal (US$/t)ix	16,842	3%	0%	16,386	(12%)

i

Based on provisional, unaudited estimates. Prices exclude sales from equity accounted investments, third party product and internal sales, and represent the weighted average of various sales terms (for example: FOB, CIF and CFR), unless otherwise noted. Includes the impact of provisional pricing and finalisation adjustments.

ii

The large majority of copper cathodes sales were linked to index price for quotation periods one month after month of shipment, and three to four months after month of shipment for copper concentrates sales with price differentials applied for location and treatment costs.

iii

At 31 December 2024, the Group had 427 kt of outstanding copper sales that were revalued at a weighted average price of US$3.95/lb. The final price of these sales will be determined over the remainder of FY25. In addition, 430 kt of copper sales from FY24 were subject to a finalisation adjustment in the current period. The displayed prices include the impact of these provisional pricing and finalisation adjustments.

iv	Sales from Carrapateena and Prominent Hill acquired through the purchase of OZL are included since Q4 FY24 period.

v

The large majority of iron ore shipments were linked to index pricing for the month of shipment, with price differentials predominantly a reflection of market fundamentals and product quality. Iron ore sales for HY25 were based on an average moisture rate of 7.0% (HY24: 6.7%).

vi

The large majority of steelmaking coal and energy coal exports were linked to index pricing for the month of scheduled shipment or priced on the spot market at fixed or index-linked prices, with price differentials reflecting product quality.

vii

From FY25, steelmaking coal refers to hard coking coal which is generally those steelmaking coals with a Coke Strength after Reaction (CSR) of 35 and above. Comparative periods include impacts from weak coking coal, which refers generally to those steelmaking coals with a CSR below 35, which were sold by Blackwater and Daunia mines, divested on 2 April 2024.

viii	Export sales only. Includes thermal coal sales from steelmaking coal mines.

ix	Relates to refined nickel metal only, excludes intermediate products and nickel sulphate.

Current year unit cost guidance

Unit cost	FY25 guidance[i] Current

Escondida (US$/lb)	1.30 – 1.60	Unchanged

Spence (US$/lb)	2.00 – 2.30	Unchanged

Copper SA (US$/lb)ii	1.30 – 1.80	Upper half

WAIO (US$/t)	18.00 – 19.50	Unchanged

BMA (US$/t)	112 – 124	Unchanged

i	FY25 unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

ii	Calculated using the following assumptions for by-products: gold US$2,000/oz, and uranium US$80/lb.

Medium term guidancei

	Production guidance	Unit cost guidanceii

Escondidaiii	900 – 1,000 ktpa	US$	1.50 – 1.80/lb

Spence	~250 ktpa	US$	2.05 – 2.35/lb

WAIO (100% basis)	>305 Mtpa		<US$17.50/t

BMA (100% basis)	43 – 45 Mtpa		<US$110/t

i	Medium term refers to a five-year time horizon unless otherwise noted.

ii	Unit cost guidance is based on exchange rates of AUD/USD 0.66 and USD/CLP 842.

iii	Medium term refers to FY27 onwards. Production for FY25 and FY26 is expected to average between 1,200 and 1,300 ktpa.

BHP | Operational review for the half year ended 31 December 2024

Major projects

Commodity	Project and ownership	Project scope / capacity	Capital expenditure US$M	First production target date	Progress

Potash	Jansen Stage 1 (Canada) 100%	Design, engineering and construction of an underground potash mine and surface infrastructure, with capacity to produce 4.15 Mtpa.	5,723	End-CY26	Project is 63 complete	%

Potash	Jansen Stage 2 (Canada) 100%	Development of additional mining districts, completion of the second shaft hoist infrastructure, expansion of processing facilities and addition of rail cars to facilitate production of an incremental 4.36 Mtpa.	4,859	FY29	Project is 6 complete	%

The operating expenditure related to Potash for HY25 is expected to be ~US$130 m.

Exploration

Minerals exploration and evaluation expenditure was US$199 m for HY25 (HY24: US$199 m), of which US$174 m was expensed (HY24: US$170 m).

BHP | Operational Review for the half year ended 31 December 2024

Appendix 2

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var	Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var
			2023	2024	2024	2024	2024	2024	2023	%	2023	2024	2024	2024	2024	2024	2023	%
Group production and sales summary
By commodity
Metals production is payable metal unless otherwise noted.
Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.
Copper	Payable metal in concentrate	kt	308.7	339.0	370.4	360.9	391.4	752.3	626.1	20%	316.5	281.5	378.7	391.5	372.8	764.3	614.5	24%
	Escondida	kt	207.7	239.2	258.5	264.8	295.4	560.2	429.0	31%	211.7	204.0	261.3	273.2	275.0	548.2	421.2	30%
	Pampa Norte	kt	32.6	39.5	39.4	35.7	36.6	72.3	71.4	1%	34.9	26.9	49.3	44.0	36.5	80.5	66.2	22%
	Copper South Australia	kt	27.4	23.3	32.1	21.8	25.9	47.7	50.9	(6)%	31.6	17.1	28.0	30.4	25.9	56.3	53.8	5%
	Antamina	kt	39.2	33.9	38.3	36.3	30.5	66.8	71.7	(7)%	38.3	31.3	37.4	39.6	33.3	72.9	71.1	3%
	Carajás	kt	1.8	3.1	2.1	2.3	3.0	5.3	3.1	75%	-	2.2	2.7	4.3	2.1	6.4	2.2	191%
	Cathode	kt	128.7	126.8	134.4	115.4	119.3	234.7	268.4	(13)%	137.6	120.1	142.3	110.7	120.0	230.7	269.5	(14)%
	Escondida	kt	46.9	49.0	50.7	39.4	44.4	83.8	98.9	(15)%	52.2	44.3	54.6	37.6	43.2	80.8	101.4	(20)%
	Pampa Norte	kt	27.2	22.1	26.5	24.4	29.6	54.0	66.7	(19)%	31.1	22.1	26.5	24.1	30.0	54.1	67.7	(20)%
	Copper South Australia	kt	54.6	55.7	57.2	51.6	45.3	96.9	102.8	(6)%	54.3	53.7	61.2	49.0	46.8	95.8	100.4	(5)%
	Total	kt	437.4	465.8	504.8	476.3	510.7	987.0	894.5	10%	454.1	401.6	521.0	502.2	492.8	995.0	884.0	13%
Lead	Payable metal in concentrate	t	105	-	131	21	148	169	201	(16)%	91	108	9	125	35	160	245	(35)%
	Antamina	t	105	-	131	21	148	169	201	(16)%	91	108	9	125	35	160	245	(35)%
Zinc	Payable metal in concentrate	t	33,475	18,409	15,839	19,374	22,792	42,166	69,144	(39)%	37,092	17,559	14,118	19,609	25,328	44,937	71,004	(37)%
	Antamina	t	33,475	18,409	15,839	19,374	22,792	42,166	69,144	(39)%	37,092	17,559	14,118	19,609	25,328	44,937	71,004	(37)%
Gold	Payable metal in concentrate	troy oz	94,768	79,159	100,013	85,668	90,468	176,136	183,788	(4)%	98,969	70,398	92,323	98,936	89,174	188,110	186,656	1%
	Escondida	troy oz	48,633	38,955	45,410	46,963	37,293	84,256	96,696	(13)%	48,633	38,955	45,410	46,963	37,293	84,256	96,696	(13)%
	Pampa Norte	troy oz	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%
	Copper South Australia	troy oz	42,051	36,427	48,355	32,928	48,309	81,237	78,279	4%	47,482	28,136	40,507	44,761	47,719	92,480	81,658	13%
	Carajás	troy oz	1,230	1,958	1,572	1,734	2,231	3,965	2,028	96%	-	1,488	1,730	3,169	1,527	4,696	1,517	210%
	Refined gold	troy oz	55,828	49,128	49,139	37,385	47,478	84,863	108,856	(22)%	55,349	41,710	52,687	40,326	43,479	83,805	109,385	(23)%
	Copper South Australia	troy oz	55,828	49,128	49,139	37,385	47,478	84,863	108,856	(22)%	55,349	41,710	52,687	40,326	43,479	83,805	109,385	(23)%
	Total	troy oz	150,596	128,287	149,152	123,053	137,946	260,999	292,644	(11)%	154,318	112,108	145,010	139,262	132,653	271,915	296,041	(8)%
Silver	Payable metal in concentrate	troy koz	3,074	2,620	3,317	3,150	3,277	6,427	5,656	14%	2,938	2,431	3,137	3,126	3,084	6,210	5,465	14%
	Escondida	troy koz	1,401	1,328	1,549	1,546	1,619	3,165	2,569	23%	1,401	1,328	1,549	1,546	1,619	3,165	2,569	23%
	Pampa Norte	troy koz	388	327	583	503	451	954	744	28%	388	327	583	503	451	954	744	28%
	Copper South Australia	troy koz	310	252	312	223	253	476	570	(16)%	364	189	311	295	218	513	622	(18)%
	Antamina	troy koz	975	713	873	878	954	1,832	1,773	3%	785	587	694	782	796	1,578	1,530	3%
	Refined silver	troy koz	221	248	265	206	133	339	482	(30)%	222	188	329	202	110	312	441	(29)%
	Copper South Australia	troy koz	221	248	265	206	133	339	482	(30)%	222	188	329	202	110	312	441	(29)%
	Total	troy koz	3,295	2,868	3,582	3,356	3,410	6,766	6,138	10%	3,160	2,619	3,466	3,328	3,194	12,732	11,371	12%
Uranium	Payable metal in concentrate	t	986	863	929	672	725	1,397	1,811	(23)%	895	394	1,554	677	640	1,317	1,376	(4)%
	Copper South Australia	t	986	863	929	672	725	1,397	1,811	(23)%	895	394	1,554	677	640	1,317	1,376	(4)%
Molybdenum	Payable metal in concentrate	t	481	824	699	1,084	751	1,835	1,093	68%	468	677	678	862	872	1,734	1,032	68%
	Pampa Norte	t	145	203	117	182	136	318	474	(33)%	162	219	134	181	138	319	465	(31)%
	Antamina	t	336	621	582	902	615	1,517	619	145%	306	458	544	681	734	1,415	567	150%
Iron ore	Western Australia Iron Ore (WAIO)	kt	64,460	60,299	68,173	63,363	64,751	128,114	126,464	1%	62,606	61,868	67,323	63,408	64,341	127,749	126,786	1%
	Samarco	kt	1,302	1,174	1,041	1,285	1,471	2,756	2,533	9%	1,329	1,258	1,043	1,002	1,508	2,510	2,465	2%
	Total	kt	65,762	61,473	69,214	64,648	66,222	130,870	128,997	1%	63,935	63,126	68,366	64,410	65,849	130,259	129,251	1%
Steelmaking coal¹	BHP Mitsubishi Alliance (BMA)	kt	5,717	6,035	4,922	4,515	4,430	8,945	11,318	(21)%	5,706	6,359	4,904	4,273	4,726	8,999	11,031	(18)%
Energy coal	NSW Energy Coal (NSWEC)	kt	3,855	4,149	3,751	3,675	3,698	7,373	7,468	(1)%	4,250	3,932	3,678	3,951	3,803	7,754	7,557	3%
Nickel[2]	Western Australia Nickel	kt	19.6	18.8	23.0	19.6	8.0	27.6	39.8	(31)%	20.0	18.8	23.2	19.9	11.2	31.1	38.9	(20)%
Cobalt[2]	Western Australia Nickel	t	182	179	181	294	121	415	374	11%	110	179	181	294	121	415	302	37%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. BMA includes thermal coal sales.

2 WA Nickel ramped down and entered temporary suspension in December 2024.

BHP | Operational Review for the half year ended 31 December 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %
	Production and sales
	By asset
	Copper

	Metals production is payable metal unless otherwise noted.
	Escondida, Chile¹	BHP interest 57.5%
	Material mined	kt	95,168	103,872	102,752	100,416	116,083	216,499	182,630	19%
	Concentrator throughput	kt	34,752	31,653	34,377	32,488	35,293	67,781	68,084	0%
	Average copper grade—concentrator	%	0.78%	0.92%	0.99%	1.00%	1.06%	1.03%	0.81%	27%
	Production ex mill	kt	217.6	238.6	279.5	269.9	309.8	579.7	443.3	31%
	Payable copper	kt	207.7	239.2	258.5	264.8	295.4	560.2	429.0	31%	211.7	204.0	261.3	273.2	275.0	548.2	421.2	30%
	Copper cathode (EW)	kt	46.9	49.0	50.7	39.4	44.4	83.8	98.9	(15)%	52.2	44.3	54.6	37.6	43.2	80.8	101.4	(20)%
	Oxide leach	kt	17.0	14.4	13.8	7.8	12.2	20.0	34.5	(42)%
	Sulphide leach	kt	29.9	34.6	36.9	31.6	32.2	63.8	64.4	(1)%
	Total copper	kt	254.6	288.2	309.2	304.2	339.8	644.0	527.9	22%	263.9	248.3	315.9	310.8	318.2	629.0	522.6	20%
	Payable gold concentrate	troy oz	48,633	38,955	45,410	46,963	37,293	84,256	96,696	(13)%	48,633	38,955	45,410	46,963	37,293	84,256	96,696	(13)%
	Payable silver concentrate	troy koz	1,401	1,328	1,549	1,546	1,619	3,165	2,569	23%	1,401	1,328	1,549	1,546	1,619	3,165	2,569	23%
	1 Shown on a 100% basis.
	Pampa Norte, Chile	BHP interest 100%
Copper	Payable metal in concentrate	kt	32.6	39.5	39.4	35.7	36.6	72.3	71.4	1%	34.9	26.9	49.3	44.0	36.5	80.5	66.2	22%
	Cathode	kt	27.2	22.1	26.5	24.4	29.6	54.0	66.7	(19)%	31.1	22.1	26.5	24.1	30.0	54.1	67.7	(20)%
	Total copper	kt	59.8	61.6	65.9	60.1	66.2	126.3	138.1	(9)%	66.0	49.0	75.8	68.1	66.5	134.6	133.9	1%
Gold		troy oz	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%
Silver		troy koz	388	327	583	503	451	954	744	28%	388	327	583	503	451	954	744	28%
Molybdenum		t	145	203	117	182	136	318	474	(33)%	162	219	134	181	138	319	465	(31)%

Cerro Colorado¹
	Material mined	kt	-	-	-	-	-	-	-	-
	Ore stacked	kt	-	-	-	-	-	-	154	(100)%
	Average copper grade—stacked	%	-	-	-	-	-	-	0.58%	(100)%
	Copper cathode (EW)	kt	1.6	-	-	-	-	-	11.1	(100)%	3.7	-	-	-	-	-	12.5	(100)%

Spence
	Material mined	kt	25,973	15,968	19,951	23,260	25,238	48,498	53,627	(10)%
	Ore stacked	kt	4,744	6,008	5,926	4,928	5,974	10,902	9,857	11%
	Average copper grade—stacked	%	0.59%	0.56%	0.54%	0.73%	0.78%	0.76%	0.60%	27%
	Concentrator throughput	kt	7,151	8,055	7,766	7,547	7,722	15,269	15,624	(2)%
	Average copper grade—concentrator	%	0.65%	0.64%	0.70%	0.64%	0.62%	0.63%	0.64%	(2)%
	Payable copper	kt	32.6	39.5	39.4	35.7	36.6	72.3	71.4	1%	34.9	26.9	49.3	44.0	36.5	80.5	66.2	22%
	Copper cathode (EW)	kt	25.6	22.1	26.5	24.4	29.6	54.0	55.6	(3)%	27.4	22.1	26.5	24.1	30.0	54.1	55.2	(2)%
	Total copper	kt	58.2	61.6	65.9	60.1	66.2	126.3	127.0	(1)%	62.3	49.0	75.8	68.1	66.5	134.6	121.4	11%
	Payable gold concentrate	troy oz	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%	2,854	1,819	4,676	4,043	2,635	6,678	6,785	(2)%
	Payable silver concentrate	troy koz	388	327	583	503	451	954	744	28%	388	327	583	503	451	954	744	28%
	Payable molybdenum	t	145	203	117	182	136	318	474	(33)%	162	219	134	181	138	319	465	(31)%

1 Cerro Colorado entered temporary care and maintenance in December 2023.

BHP | Operational Review for the half year ended 31 December 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var	Dec	Mar	Jun	Sep	Dec	Dec	Dec	Var
			2023	2024	2024	2024	2024	2024	2023	%	2023	2024	2024	2024	2024	2024	2023	%
Copper (continued)
Copper South Australia, Australia		BHP interest 100%
Copper	Payable metal in concentrate	kt	30.6	27.4	34.7	27.9	28.0	55.9	56.8	(2)%	31.6	17.1	28.0	30.4	25.9	56.3	53.8	5%
	Cathode	kt	54.6	55.7	57.2	51.6	45.3	96.9	102.8	(6)%	54.3	53.7	61.2	49.0	46.8	95.8	100.4	(5)%
	Total copper	kt	85.2	83.1	91.9	79.5	73.3	152.8	159.6	(4)%	85.9	70.8	89.2	79.4	72.7	152.1	154.2	(1)%
	Payable metal in concentrate transfer to Olympic Dam	kt	(3.2)	(4.1)	(2.6)	(6.1)	(2.1)	(8.2)	(5.9)	39%
	Net copper	kt	82.0	79.0	89.3	73.4	71.2	144.6	153.7	(6)%
Gold	Payable metal in concentrate	troy oz	48,051	43,209	52,045	46,452	52,288	98,740	89,475	10%	47,482	28,136	40,507	44,761	47,719	92,480	81,658	13%
	Refined gold	troy oz	55,828	49,128	49,139	37,385	47,478	84,863	108,856	(22)%	55,349	41,710	52,687	40,326	43,479	83,805	109,385	(23)%
	Total gold	troy oz	103,879	92,337	101,184	83,837	99,766	183,603	198,331	(7)%	102,831	69,846	93,194	85,087	91,198	176,285	191,043	(8)%
	Payable metal in concentrate transfer to Olympic Dam	troy oz	(6,000)	(6,782)	(3,690)	(13,524)	(3,979)	(17,503)	(11,196)	56%
	Net gold	troy oz	97,879	85,555	97,494	70,313	95,787	166,100	187,135	(11)%
Silver	Payable metal in concentrate	troy koz	323	282	333	254	264	518	594	(13)%	364	189	311	295	218	513	622	(18)%
	Refined silver	troy koz	221	248	265	206	133	339	482	(30)%	222	188	329	202	110	312	441	(29)%
	Total silver	troy koz	544	530	598	460	397	857	1,076	(20)%	586	377	640	497	328	825	1,063	(22)%
	Payable metal in concentrate transfer to Olympic Dam	troy koz	(13)	(30)	(21)	(31)	(11)	(42)	(24)	75%
	Net silver	troy koz	531	500	577	429	386	815	1,052	(23)%
Uranium		t	986	863	929	672	725	1,397	1,811	(23)%	895	394	1,554	677	640	1,317	1,376	(4)%

Olympic Dam
	Material mined	kt	2,537	2,747	2,815	2,734	1,918	4,652	5,192	(10)%
	Ore milled	kt	2,634	2,511	2,912	2,617	2,407	5,024	5,230	(4)%
	Average copper grade	%	2.12%	1.96%	2.00%	1.99%	2.09%	2.04%	2.04%	0%
	Average uranium grade	kg/t	0.62	0.57	0.58	0.60	0.59	0.60	0.59	1%
	Copper cathode (ER and EW)	kt	54.6	55.7	57.2	51.6	45.3	96.9	102.8	(6)%	54.3	53.7	61.2	49.0	46.8	95.8	100.4	(5)%
	Refined gold	troy oz	55,828	49,128	49,139	37,385	47,478	84,863	108,856	(22)%	55,349	41,710	52,687	40,326	43,479	83,805	109,385	(23)%
	Refined silver	troy koz	221	248	265	206	133	339	482	(30)%	222	188	329	202	110	312	441	(29)%
	Payable uranium	t	986	863	929	672	725	1,397	1,811	(23)%	895	394	1,554	677	640	1,317	1,376	(4)%

Prominent Hill
	Material mined	kt	1,125	1,094	1,175	927	1,111	2,038	2,235	(9)%
	Ore milled	kt	1,800	1,473	1,815	1,559	1,761	3,320	3,452	(4)%
	Average copper grade	%	0.83%	0.86%	0.94%	0.73%	0.72%	0.72%	0.84%	(14)%
	Concentrate produced	kt	23.6	22.3	28.4	19.6	21.5	41.1	47.4	(13)%
	Payable copper	kt	12.9	10.9	14.6	9.5	10.9	20.4	25.0	(18)%	10.6	6.5	7.3	10.9	8.0	18.9	19.0	(1)%
	Payable gold concentrate	troy oz	25,779	21,019	25,357	20,976	25,445	46,421	47,810	(3)%	20,045	14,644	12,955	18,719	19,658	38,377	35,569	8%
	Payable silver concentrate	troy koz	65	62	90	63	70	133	128	4%	59	38	48	73	48	121	112	8%

Carrapateena
	Material mined	kt	1,310	1,232	1,486	1,470	1,476	2,946	2,511	17%
	Ore milled	kt	1,307	1,226	1,450	1,446	1,429	2,875	2,537	13%
	Average copper grade	%	1.52%	1.52%	1.57%	1.45%	1.37%	1.41%	1.41%	0%
	Concentrate produced	kt	49.2	45.9	62.0	59.2	57.6	116.8	86.8	35%
	Payable copper	kt	17.7	16.5	20.1	18.4	17.1	35.5	31.8	12%	21.0	10.6	20.7	19.5	17.9	37.4	34.8	7%
	Payable gold concentrate	troy oz	22,272	22,190	26,688	25,476	26,843	52,319	41,665	26%	27,437	13,492	27,552	26,042	28,061	54,103	46,089	17%
	Payable silver concentrate	troy koz	258	220	243	191	194	385	466	(17)%	305	151	263	222	170	392	510	(23)%

BHP | Operational Review for the half year ended 31 December 2024

		Production								Sales
		Quarter ended					Year to date			Quarter ended					Year to date
		Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %

Copper (continued)

Antamina, Peru	BHP interest 33.75%
Material mined	kt	61,539	56,233	62,481	64,094	57,497	121,591	124,849	(3)%
Concentrator throughput	kt	14,824	14,312	14,534	13,096	13,323	26,419	29,070	(9)%
Average head grade - copper	%	0.90%	0.83%	0.91%	0.91%	0.77%	0.84%	0.87%	(3)%
Average head grade - zinc	%	1.03%	0.68%	0.68%	0.67%	0.84%	0.76%	1.10%	(31)%
Payable copper	kt	39.2	33.9	38.3	36.3	30.5	66.8	71.7	(7)%	38.3	31.3	37.4	39.6	33.3	72.9	71.1	3%
Payable zinc	t	33,475	18,409	15,839	19,374	22,792	42,166	69,144	(39)%	37,092	17,559	14,118	19,609	25,328	44,937	71,004	(37)%
Payable silver	troy koz	975	713	873	878	954	1,832	1,773	3%	785	587	694	782	796	1,578	1,530	3%
Payable lead	t	105	-	131	21	148	169	201	(16)%	91	108	9	125	35	160	245	(35)%
Payable molybdenum	t	336	621	582	902	615	1,517	619	145%	306	458	544	681	734	1,415	567	150%

Carajás, Brazil	BHP interest 100%
Material mined	kt	115	163	134	180	152	332	189	76%
Ore milled	kt	119	163	135	161	170	332	190	75%
Average copper grade	%	1.69%	2.07%	1.68%	1.61%	1.92%	1.77%	1.77%	0%
Production ex mill	kt	7.6	12.9	8.8	9.9	12.6	22.5	12.8	76%
Average gold grade	g/t	0.44	0.50	0.48	0.46	0.54	0.50	0.46	8%
Payable copper	kt	1.8	3.1	2.1	2.3	3.0	5.3	3.1	75%	-	2.2	2.7	4.3	2.1	6.4	2.2	191%
Payable gold concentrate	troy oz	1,230	1,958	1,572	1,734	2,231	3,965	2,028	96%	-	1,488	1,730	3,169	1,527	4,696	1,517	210%

Iron ore
Iron ore production and sales are reported on a wet tonnes basis.

WAIO, Australia	BHP interest 85%
Newman Joint Venture	kt	15,468	15,032	14,368	13,358	13,796	27,154	28,702	(5)%
Area C Joint Venture	kt	26,074	24,920	29,070	29,070	28,839	58,417	51,878	13%
Yandi Joint Venture	kt	4,978	4,434	5,293	5,293	4,440	8,217	8,128	1%
Jimblebar¹	kt	17,940	15,913	19,442	16,726	17,600	34,326	37,756	(9)%
Total	kt	64,460	60,299	68,173	63,363	64,751	128,114	126,464	1%
Total (100%)	kt	72,670	68,131	76,773	71,593	73,071	144,664	142,118	2%
Lump	kt									19,176	19,175	20,260	19,377	20,319	39,696	40,145	(1)%
Fines	kt									43,430	42,693	47,063	44,031	44,022	88,053	86,641	2%
Total	kt									62,606	61,868	67,323	63,408	64,341	127,749	126,786	1%
Total (100%)	kt									70,340	69,775	75,898	71,543	72,594	144,137	142,088	1%
1 Shown on a 100% basis. BHP interest in saleable production is 85%.

Samarco, Brazil	BHP interest 50%
Total	kt	1,302	1,174	1,041	1,285	1,471	2,756	2,533	9%	1,329	1,258	1,043	1,002	1,508	2,510	2,465	2%

BHP | Operational Review for the half year ended 31 December 2024

			Production								Sales
			Quarter ended					Year to date			Quarter ended					Year to date
			Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %	Dec 2023	Mar 2024	Jun 2024	Sep 2024	Dec 2024	Dec 2024	Dec 2023	Var %
Coal

Coal production is reported on the basis of saleable product.
BMA, Australia		BHP interest 50%

	Blackwater¹	kt	1,182	1,070	25	-	-	-	2,477	(100)%

	Goonyella	kt	1,736	1,824	2,047	1,359	1,439	2,798	2,563	9%

	Peak Downs	kt	846	1,012	1,238	1,249	1,073	2,322	1,967	18%

	Saraji	kt	701	759	817	940	1,171	2,111	1,711	23%

	Daunia¹	kt	431	524	13	-	-	-	976	(100)%

	Caval Ridge	kt	821	846	782	967	747	1,714	1,624	6%

	Total[2]	kt	5,717	6,035	4,922	4,515	4,430	8,945	11,318	(21)%

	Total (100%)[2]	kt	11,434	12,070	9,844	9,030	8,860	17,890	22,636	(21)%

	Coking coal	kt									4,756	5,410	4,862	4,273	4,695	8,968	9,253	(3)%

	Weak coking coal	kt									752	927	42	-	-	-	1,281	(100)%

	Thermal coal	kt									198	22	-	-	31	31	497	(94)%

	Total[1]	kt									5,706	6,359	4,904	4,273	4,726	8,999	11,031	(18)%

	Total (100%)[1]	kt									11,412	12,718	9,808	8,546	9,452	17,998	22,062	(18)%

1 Production and sales included contribution from Blackwater and Daunia mines until their divestment on 2 April 2024. 2 Production figures include some thermal coal.

NSWEC, Australia		BHP interest 100%

	Export	kt									3,942	3,558	3,254	3,416	3,471	6,887	7,029	(2)%

	Domestic¹	kt									308	374	424	535	332	867	528	64%

	Total	kt	3,855	4,149	3,751	3,675	3,698	7,373	7,468	(1)%	4,250	3,932	3,678	3,951	3,803	7,754	7,557	3%

1 Domestic sales in FY24 were made under the NSW Government Coal Market Price Emergency (Directions for Coal Mines) Notice 2023.

Other

Nickel production is reported on the basis of saleable product.

Western Australia Nickel, Australia[1]		BHP interest 100%

Mt Keith	Nickel concentrate	kt	43.8	32.4	42.6	35.9	5.4	41.3	86.5	(52)%

	Average nickel grade	%	16.8	15.2	17.8	17.1	16.7	17.0	16.8	2%

Leinster	Nickel concentrate	kt	63.4	60.3	76.6	72.5	-	72.5	129.4	(44)%

	Average nickel grade	%	8.0	7.8	9.0	8.8	-	8.8	8.1	9%

	Refined nickel[2]	kt	12.6	8.8	14.7	12.1	0.1	12.2	26.4	(54)%	13.0	8.6	14.8	13.5	0.8	14.3	26.2	(45)%

	Nickel sulphate[3]	kt	0.7	1.0	1.6	0.3	-	0.3	1.6	(81)%	0.7	0.8	1.5	0.6	0.3	0.9	1.5	(40)%

	Intermediates and nickel by-products[4]	kt	6.3	9.0	6.7	7.2	7.9	15.1	11.8	28%	6.3	9.4	6.9	5.8	10.1	15.9	11.2	42%

	Total nickel	kt	19.6	18.8	23.0	19.6	8.0	27.6	39.8	(31)%	20.0	18.8	23.2	19.9	11.2	31.1	38.9	(20)%

	Cobalt by-products	t	182	179	181	294	121	415	374	11%	110	179	181	294	121	415	302	37%

1	WA Nickel ramped down and entered temporary suspension in December 2024.

2	High quality refined nickel metal, including briquettes and powder.

3	Nickel sulphate crystals produced from nickel powder.

4	Nickel contained in matte and by-product streams.

BHP | Operational review for the half year ended 31 December 2024

Variance analysis relates to the relative performance of BHP and/or its operations during the six months ended December 2024 compared with the six months ended December 2023, unless otherwise noted. Production volumes, sales volumes and capital and exploration expenditure from subsidiaries are reported on a 100% basis; production and sales volumes from equity accounted investments and other operations are reported on a proportionate consolidation basis. Numbers presented may not add up precisely to the totals provided due to rounding. Medium term refers to a five-year horizon, unless otherwise noted.

The following abbreviations may have been used throughout this report: billion tonnes (Bt); cost and freight (CFR); cost, insurance and freight (CIF), carbon dioxide equivalent (CO2-e), dry metric tonne unit (dmtu); free on board (FOB); giga litres (GL); greenhouse gas (GHG); grams per cubic centimeter (g/cm3), grams per tonne (g/t); high-potential injury (HPI); kilograms per tonne (kg/t); kilometre (km); million ounces per annum (Mozpa); metres (m), million pounds (Mlb); million tonnes (Mt); million tonnes per annum (Mtpa); ounces (oz); OZ Minerals Limited (OZL); part per million (ppm), pounds (lb); thousand ounces (koz); thousand ounces per annum (kozpa); thousand tonnes (kt); thousand tonnes per annum (ktpa); thousand tonnes per day (ktpd); tonnes (t); total recordable injury frequency (TRIF); wet metric tonnes (wmt); and year to date (YTD).

In this release, the terms ‘BHP’, the ‘Group’, ‘BHP Group’, ‘we’, ‘us’, ‘our’ and ‘ourselves’ are used to refer to BHP Group Limited and, except where the context otherwise requires, our subsidiaries. Refer to Note 30 - Subsidiaries of the Financial Statements in BHP’s 2024 Annual Report for a list of our significant subsidiaries. Those terms do not include non-operated assets. Notwithstanding that this release may include production, financial and other information from non-operated assets, non-operated assets are not included in the BHP Group and, as a result, statements regarding our operations, assets and values apply only to our operated assets unless stated otherwise. Our non-operated assets include Antamina, Samarco and Vicuña. BHP Group cautions against undue reliance on any forward-looking statement or guidance in this release. These forward-looking statements are based on information available as at the date of this release and are not guarantees or predictions of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the statements contained in this release.

Further information on BHP can be found at bhp.com

Authorised for lodgement by:

Stefanie Wilkinson

Group Company Secretary

Media Relations	Investor Relations

Email: media.relations@bhp.com	Email: investor.relations@bhp.com

Australia and Asia	Australia and Asia

Josie Brophy	John-Paul Santamaria
Mobile: +61 417 622 839	Mobile: +61 499 006 018

Europe, Middle East and Africa	Europe, Middle East and Africa

Gabrielle Notley	James Bell
Mobile: +61 411 071 715	Mobile: +44 7961 636 432

North America	Americas

Megan Hjulfors	Monica Nettleton
Mobile: +1 403 605 2314	Mobile: +1 416 518 6293

Latin America

Renata Fernandez
Mobile: +56 9 8229 5357

BHP Group Limited ABN 49 004 028 077

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Registered in Australia

Registered Office: Level 18, 171 Collins Street

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BHP Group is headquartered in Australia
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: January 21, 2025	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group General Counsel and Group Company Secretary